UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business (“IGT Gaming”) to a newly formed holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Apollo Funds”). These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, including the proposed sale of IGT Gaming to the Buyer and the use of proceeds therefrom, trends, events, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, operating income, cash from operations, and capital expenditures guidance, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which it operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 (including in “Item 3.D. Risk Factors”) and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including the discussion provided in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		631	584
Restricted cash and cash equivalents		108	120
Trade and other receivables, net	5	432	468
Inventories, net	6	113	113
Other current assets		124	114
Assets held for sale	3	4,806	4,765
Total current assets		6,215	6,165
Systems, equipment and other assets related to contracts, net		607	581
Property, plant and equipment, net		88	85
Operating lease right-of-use assets	7	99	102
Goodwill		2,668	2,650
Intangible assets, net		86	89
Other non-current assets		578	606
Total non-current assets		4,126	4,113
Total assets		10,340	10,278

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		688	718
Current portion of long-term debt	9	216	208
Other current liabilities		602	619
Liabilities held for sale	3	1,003	1,142
Total current liabilities		2,510	2,687
Long-term debt, less current portion	9	5,463	5,153
Deferred income taxes		167	170
Operating lease liabilities	7	80	83
Other non-current liabilities		127	125
Total non-current liabilities		5,836	5,530
Total liabilities		8,346	8,217
Commitments and contingencies	10
Shareholders’ equity
Common stock, par value $0.10 per share; 209 shares issued and 202 shares outstanding at March 31, 2025 and December 31, 2024		21	21
Additional paid-in capital		1,898	1,931
Retained deficit		(633)	(660)
Treasury stock, at cost; 7 shares at March 31, 2025 and December 31, 2024		(156)	(156)
Accumulated other comprehensive income	12	512	516
Total IGT PLC’s shareholders’ equity		1,642	1,652
Non-controlling interests		353	409
Total shareholders’ equity		1,994	2,061
Total liabilities and shareholders’ equity		10,340	10,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended March 31,
	Notes	2025	2024
Service revenue	4	557	619
Product sales	4	26	42
Total revenue	4	583	661
Cost of services		305	304
Cost of product sales		22	26
Selling, general and administrative		104	102
Research and development		11	11
Other operating expense, net		3	—
Total operating expenses		445	443
Operating income		138	219
Interest expense, net	9	46	53
Foreign exchange loss (gain), net		33	(11)
Other non-operating expense, net		4	4
Total non-operating expenses		82	46
Income from continuing operations before provision for income taxes	11	56	173
Provision for income taxes	11	48	57
Income from continuing operations		8	116
Income from discontinued operations, net of tax	3	52	13
Net income		60	128
Less: Net income attributable to non-controlling interests from continuing operations		31	45
Less: Net income attributable to non-controlling interests from discontinued operations	3	2	2
Net income attributable to IGT PLC	13	27	82

Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	13	(0.11)	0.35
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	13	(0.11)	0.35
Net income attributable to IGT PLC per common share - basic	13	0.13	0.41
Net income attributable to IGT PLC per common share - diluted	13	0.13	0.40

Weighted-average shares - basic	13	202	200
Weighted-average shares - diluted	13	202	203

 The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended March 31,
	Notes	2025	2024
Net income		60	128
Foreign currency translation adjustments, net of tax	12	12	(10)
Unrealized (loss) gain on hedges, net of tax	12	(3)	2
Other comprehensive income (loss), net of tax		9	(9)
Comprehensive income		70	120
Less: Comprehensive income attributable to non-controlling interests		47	30
Comprehensive income attributable to IGT PLC		23	90

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

	For the three months ended March 31,
	2025	2024
Cash flows from operating activities
Net income	60	128
Less: Income from discontinued operations, net of tax	52	13
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Amortization of upfront license fees	48	50
Depreciation	45	41
Foreign exchange loss (gain), net	33	(11)
Amortization	9	8
Stock-based compensation	7	9
Deferred income taxes	(18)	5
Other non-cash items, net	6	4
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	51	(45)
Inventories	1	(2)
Accounts payable	(54)	(25)
Accrued interest payable	(25)	(37)
Accrued income taxes	56	6
Other assets and liabilities	1	(53)
Net cash provided by operating activities from continuing operations	168	65
Net cash provided by operating activities from discontinued operations	55	55
Net cash provided by operating activities	224	120

Cash flows from investing activities
Capital expenditures	(76)	(35)
Other	(2)	(2)
Net cash used in investing activities from continuing operations	(78)	(37)
Net cash used in investing activities from discontinued operations	(39)	(46)
Net cash used in investing activities	(116)	(83)

Cash flows from financing activities
Proceeds from long-term debt	540	—
Net payments of short-term borrowings	—	(9)
Net payments on financial liabilities	(77)	(63)
Net repayments of Revolving Credit Facilities	(130)	(72)
Principal payments on long-term debt	(208)	—
Dividends paid	(40)	—
Dividends paid - non-controlling interests	(11)	(100)
Return of capital - non-controlling interests	—	(10)
Other	(19)	1
Net cash provided by (used in) financing activities from continuing operations	54	(253)
Net cash used in financing activities from discontinued operations	(133)	(9)
Net cash used in financing activities	(79)	(262)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	29	(225)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	19	(18)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	775	739
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	823	497
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	84	83
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	739	414

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	72	91
Income taxes paid	9	46

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2024	21	1,931	(660)	(156)	516	1,652	409	2,061

Net income	—	—	27	—	—	27	33	60
Other comprehensive (loss) income, net of tax	—	—	—	—	(4)	(4)	14	9
Total comprehensive income (loss)	—	—	27	—	(4)	23	47	70

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	9	—	—	—	9	—	9
Shares issued under stock award plans	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(19)	(19)
Dividends declared	—	(40)	—	—	—	(40)	(86)	(126)
Balance at March 31, 2025	21	1,898	(633)	(156)	512	1,642	353	1,994

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

Net income	—	—	82	—	—	82	47	128
Other comprehensive income (loss), net of tax	—	—	—	—	8	8	(16)	(9)
Total comprehensive income	—	—	82	—	8	90	30	120

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends declared	—	(40)	—	—	—	(40)	(161)	(201)
Balance at March 31, 2024	21	2,036	(926)	(156)	529	1,504	354	1,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming delivering entertaining and responsible gaming experiences for players worldwide. Leveraging a wealth of compelling content, continuous investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world and create value by adhering to the highest standards of service, integrity, and responsibility.

On July 26, 2024, the Parent and Everi Holdings Inc. (“Everi”) entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company (“the Buyer”) owned by the Apollo Funds in an all-cash transaction (the “Proposed Transaction”).

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on February 25, 2025 (the “2024 Form 20-F”).

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

We have reflected the financial results of IGT Gaming as discontinued operations in our condensed consolidated statements of operations and reflected the assets and liabilities of IGT Gaming as held for sale in our condensed consolidated balance sheets, for all periods presented. Retrospective reclassifications have been made to prior period financial statements and disclosures to present IGT Gaming as discontinued operations (see Note 3. Discontinued Operations and Assets Held for Sale). Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2024 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the three months ended March 31, 2025, there were no ASUs issued that are expected to have a significant effect on the condensed consolidated financial statements. Additionally, there were no ASUs adopted during the three months ended March 31, 2025 with a significant effect on the condensed consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances annual disclosure requirements with respect to income taxes. The Company will apply the ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and will continue to provide the pre-ASU disclosures for the prior periods.

3. Discontinued Operations and Assets Held for Sale

On July 26, 2024, the Parent and Everi entered into the Transaction Agreements whereby IGT Gaming and Everi will be simultaneously acquired in the Proposed Transaction. Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion in cash, subject to customary transaction adjustments in accordance with the Transaction Agreements, for IGT Gaming. The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, is subject to the satisfaction of customary closing conditions, including, among others: (i) final approval by Everi’s stockholders, which was received on November 14, 2024; (ii) clearance of U.S. antitrust review, with the waiting period having expired on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in the jurisdictions where the Combined Company (defined below) will operate.
The criteria for reporting the IGT Gaming disposal group as held for sale were met upon entering into the Transaction Agreements. The Proposed Transaction represents a strategic shift that will have a major effect on the Company’s operations and financial results and accordingly, IGT Gaming is presented in the accompanying condensed consolidated financial statements as a discontinued operation for all periods presented.
The following represents the major classes of the IGT Gaming assets and liabilities held for sale:

	March 31,	December 31,
($ in millions)	2025	2024
Assets:
Cash and cash equivalents	74	63
Trade and other receivables, net	276	321
Inventories, net	156	153
Other current assets	268	254
Systems, equipment and other assets related to contracts, net and Property, plant and equipment, net	434	408
Goodwill	1,826	1,814
Intangible assets, net	1,450	1,432
Other non-current assets	321	321
Assets held for sale	4,806	4,765
Liabilities:
Accounts payable	108	139
Other current liabilities	289	408
Deferred income taxes	163	153
Other non-current liabilities	444	442
Liabilities held for sale	1,003	1,142

Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations:

	For the three months ended March 31,
($ in millions)	2025	2024
Total revenue	394	406
Total cost of revenue	136	201
Selling, general and administrative	84	104
Interest expense, net (1)	19	19
Other expense, net	76	58
Income from discontinued operations before provision for income taxes	78	25
Provision for income taxes	26	12
Income from discontinued operations, net of tax	52	13
Less: Net income attributable to non-controlling interests from discontinued operations	2	2
Income from discontinued operations attributable to IGT PLC	50	11
(1) Includes interest expense allocated to discontinued operations for contractual and planned repayments related to $2 billion of debt that is required to be repaid as a result of the Proposed Transaction, within six months of the closing date, in accordance with our Revolving Credit Facilities and Term Loan Facilities agreements.

Continuing Involvement

The Company expects to have continuing involvement with the IGT Gaming business via a transition services agreement (“TSA”). As part of the TSA, the Company expects to provide various services such as information technology (i.e. data center hosting), human resources (i.e. payroll and benefits), and other back-office services for which the Company will receive compensation. These services generally expire no more than two years after the Proposed Transaction closes.

In addition, the Company and IGT Gaming will license or sublicense certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

With respect to the Company’s 60.0% ownership in Rhode Island VLT Company LLC (“RI VLT”), we expect to retain our ownership interest, but will enter into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming following the closing of the Proposed Transaction.

	For the three months ended March 31,
Selected Cash Flows from Discontinued Operations ($ millions)	2025	2024
Depreciation and amortization	—	76

Cash paid during the period for:
Interest	8	10
Income taxes	18	21

Capital expenditures	43	49
Payments on license obligations	131	7

4.    Revenue Recognition

Disaggregation of Revenue

The following table summarizes revenue disaggregated by the source of revenue:

	For the three months ended March 31,
($ in millions)	2025	2024
Operating and facilities management contracts, gross	593	655
Upfront license fee amortization	(48)	(50)
Operating and facilities management contracts, net	545	605
Systems, software, and other	13	14
Service revenue	557	619

Product sales	26	42

Total revenue	583	661

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $49 million and $51 million at March 31, 2025 and December 31, 2024, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $69 million and $61 million at March 31, 2025 and December 31, 2024, respectively.

The amount of revenue recognized during the three months ended March 31, 2025 that was included in the contract liabilities balance at the beginning of the period was $10 million.

Transaction Price Allocated to Remaining Performance Obligations

At March 31, 2025, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $871 million. Of this amount, we expect to recognize as revenue approximately 27% within the next 12 months, approximately 32% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through July 9, 2036.

5.    Trade and Other Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	March 31, 2025	December 31, 2024
Trade and other receivables, gross	433	469
Allowance for credit losses (1)	(1)	(1)
Trade and other receivables, net	432	468
(1) As of and for the three months ended March 31, 2025 and the year ended December 31, 2024, balances and activity related to the allowance for credit losses were immaterial.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $107 million and $403 million during the three months ended March 31, 2025 and year ended December 31, 2024, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash provided by operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At March 31, 2025 and December 31, 2024, we had $77 million and $152 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

6.    Inventories, net

($ in millions)	March 31, 2025	December 31, 2024
Raw materials	26	25
Work in progress	3	3
Finished goods	86	87
Inventories, gross	115	114
Excess and obsolescence reserve	(2)	(2)
Inventories, net	113	113

7.    Leases

Lessee

We have operating and finance leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

The classification of our operating and finance leases in the Condensed Consolidated Balance Sheets is as follows:

($ in millions)	Balance Sheet Classification	March 31, 2025	December 31, 2024
Assets:
Operating ROU asset	Operating lease right-of-use assets	99	102
Finance ROU asset, net (1)	Other non-current assets	15	16
Total lease assets		114	118

Liabilities:
Operating lease liability, current	Other current liabilities	25	24
Finance lease liability, current	Other current liabilities	7	7
Operating lease liability, non-current	Operating lease liabilities	80	83
Finance lease liability, non-current	Other non-current liabilities	13	14
Total lease liabilities		124	128
(1) Finance right-of-use (“ROU”) assets are recorded net of accumulated amortization of $17 million and $16 million at March 31, 2025 and December 31, 2024, respectively.

Weighted-average remaining lease terms and discount rates are as follows:

	March 31, 2025	December 31, 2024
Weighted-Average Remaining Lease Term (in years)
Operating leases	2.48	2.59
Finance leases	2.95	3.13
Weighted-Average Discount Rate
Operating leases	2.30%	2.34%
Finance leases	5.03%	5.06%

Components of lease expense are as follows:

	For the three months ended March 31,
($ in millions)	2025	2024
Operating lease costs	8	8
Finance lease costs (1)	2	2
Short-term lease costs	6	6
Variable lease costs (2)	3	4
(1) Includes immaterial amounts related to interest on lease liabilities.
(2) Includes immaterial amounts related to sublease income.

Finance lease costs include amortization expense as follows:

	For the three months ended March 31,
($ in millions)	2025	2024
Amortization expense of Finance ROU assets	1	1

Maturities of operating and finance lease liabilities at March 31, 2025 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
2025	23	6	29
2026	26	7	34
2027	19	5	24
2028	14	2	16
2029	12	1	13
Thereafter	29	—	29
Total lease payments	123	22	144
Less: Imputed interest	(19)	(2)	(21)
Present value of lease liabilities	104	20	124
(1) The maturities above exclude leases that have not yet commenced. We have committed lease payments of $5 million for leases that will commence in 2025 with a lease term of 5 years.

Cash flow information and non-cash activity related to leases is as follows:

	For the three months ended March 31,
($ in millions)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating and finance leases	8	8
Finance cash flows used for finance leases	2	2

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	2	2
Finance leases	—	—

8.     Restructuring

OPtiMa 3.0

During the third quarter of 2024, we initiated a restructuring plan (“OPtiMa 3.0”) to realign and optimize our cost structure due to the ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the Proposed Transaction for the sale of IGT Gaming.

The plan is focused on realigning and optimizing our general and administrative activities. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio. Employee actions commenced in the third quarter of 2024 and are expected to be completed within a 12 month period. During the three months ended March 31, 2025, no additional expense was incurred under the plan.

9.    Debt

The Company’s debt obligations consist of the following:

	March 31, 2025			December 31, 2024
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(2)	748	750	(2)	748
3.500% Senior Secured Euro Notes due June 2026	811	(1)	810	779	(2)	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(2)	748	750	(2)	748
2.375% Senior Secured Euro Notes due April 2028	541	(2)	539	519	(2)	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(4)	746	750	(4)	746
4.250% Senior Secured Euro Notes due March 2030	541	(6)	534	519	(6)	513
Senior Secured Notes	4,143	(17)	4,125	4,068	(18)	4,050

Euro Term Loan Facilities due January 2027	433	(4)	428	623	(5)	619
Euro Term Loan Facilities due September 2030	541	(3)	538	—	—	—
Revolving Credit Facility A due July 2027	350	(6)	344	163	(6)	157
Revolving Credit Facility B due July 2027	32	(6)	27	334	(6)	328
Long-term debt, less current portion	5,498	(36)	5,463	5,188	(35)	5,153

Euro Term Loan Facilities due January 2027	216	—	216	208	—	208
Current portion of long-term debt	216	—	216	208	—	208

Total debt	5,715	(36)	5,679	5,396	(35)	5,361

At March 31, 2025, $1 million of debt issuance costs for the expected Facility B borrowing under the 2030 Facilities Agreement (as defined below) were recorded as other non-current assets in the Condensed Consolidated Balance Sheets. At December 31, 2024, there were no debt issuance costs, net recorded as other non-current assets in the Condensed Consolidated Balance Sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of March 31, 2025 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
Remainder of 2025	—	—	—
2026	750	1,027	1,777
2027	1,100	573	1,673
2028	—	649	649
2029	750	108	858
2030 and thereafter	—	757	757
Total principal amounts	2,600	3,115	5,715

At March 31, 2025 and December 31, 2024, we were in compliance with all covenants under our outstanding debt agreements.

2030 Euro Term Loan Facilities

On March 14, 2025, the Parent entered into a senior facilities agreement (the “2030 Facilities Agreement”) which provided €1 billion of term loan facilities to IGT Lottery S.p.A. as borrower (together, the “2030 Facilities”). The 2030 Facilities consist of a facility in the amount of €500 million (“Facility A”), which may be used for general corporate purposes, and a facility also in the amount of €500 million (“Facility B”) to be utilized if the Company is awarded the Italian Gioco del Lotto license (the “Italian Lotto license”), for use toward the Italian Lotto license upfront fee. Facility A was utilized on March 24, 2025 for repayment of borrowings under the Revolving Credit Facilities. The Facility B availability period expires on September 14, 2025 and is subject to a ticking fee until the facility is either utilized or the availability period expires.

IGT Lottery S.p.A. must repay the 2030 Facilities in installments, as detailed below:

Due Date	Facility A (€ in millions)	Facility B, if utilized (€ in millions)
September 14, 2027	100	100
September 14, 2028	100	100
September 14, 2029	100	100
September 14, 2030	200	200

Interest on the 2030 Facilities is payable either three or six months in arrears at rates equal to the applicable EURIBOR plus a margin based on IGT’s public debt ratings.

The 2030 Facilities are guaranteed by the Parent and certain subsidiaries of the Parent. Upon the occurrence of certain events, IGT Lottery S.p.A. may be required to prepay the 2030 Facilities in full. The 2030 Facilities Agreement provides for standard covenants and restrictions, which are substantially identical to those under the agreements for the Revolving Credit Facilities and other term loan facilities. The 2030 Facilities Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The 2030 Facilities Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	March 31, 2025	December 31, 2024
Carrying value	5,679	5,361
Fair value	5,662	5,346

Interest Expense, net

	For the three months ended March 31,
($ in millions)	2025	2024
Senior Secured Notes	32	34
Revolving Credit Facilities	12	14
Term Loan Facilities	4	6
Other	1	2
Interest expense	49	56
Interest income	(3)	(2)
Interest expense, net	46	53

10.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.

At March 31, 2025, provisions for all legal proceedings was $4 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

11.    Income Taxes

	For the three months ended March 31,
($ in millions, except percentages)	2025	2024
Income before provision for income taxes	56	173
Provision for income taxes	48	57
Effective income tax rate (1)	85.3%	33.1%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three months ended March 31, 2025 of 85.3% differed from the U.K. statutory rate of 25.0% primarily due to operating losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three months ended March 31, 2024 of 33.1% differed from the U.K. statutory rate of 25.0% primarily due to operating losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the international provisions for the Tax Act.

At March 31, 2025 and December 31, 2024, we had reserves for uncertain tax positions of $17 million.

At March 31, 2025 and December 31, 2024, interest and penalties were accrued for uncertain tax positions of $27 million.

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. Based on the Company’s current analysis of the Pillar Two provisions, these tax law changes will not have a material impact on the Company’s financial statements for calendar year 2025.

12.    Shareholders' Equity

Dividends

In the first quarter of 2025, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.20 per share, paid on March 25, 2025.

On May 8, 2025, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on June 12, 2025, to shareholders of record at the close of business on May 29, 2025. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended March 31, 2025
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2024	452	(2)	3	453	63	516
Change during period	12	(3)	—	9	(14)	(5)
Reclassified to operations	—	—	—	—	—	—
Tax effect	—	1	—	1	—	1
OCI	12	(3)	—	9	(14)	(4)
Balance at March 31, 2025	464	(5)	3	463	49	512

	For the three months ended March 31, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2023	481	(6)	3	479	42	521
Change during period	(10)	2	—	(8)	16	8
Reclassified to operations	—	—	—	—	—	—
OCI	(10)	2	—	(9)	16	8
Balance at March 31, 2024	471	(4)	3	470	59	529

13.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended March 31,
($ and shares in millions, except per share amounts)	2025	2024
Numerator:
Net (loss) income from continuing operations attributable to IGT PLC	(23)	71
Net income from discontinued operations attributable to IGT PLC	50	11
Net income attributable to IGT PLC	27	82

Denominator:
Weighted-average shares - basic	202	200
Incremental shares under stock-based compensation plans	—	3
Weighted-average shares - diluted	202	203

Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	(0.11)	0.35
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	(0.11)	0.35
Net income from discontinued operations attributable to IGT PLC per common share - basic	0.25	0.06
Net income from discontinued operations attributable to IGT PLC per common share - diluted	0.25	0.05
Net income attributable to IGT PLC per common share - basic	0.13	0.41
Net income attributable to IGT PLC per common share - diluted	0.13	0.40

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

There were 2 million stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended March 31, 2025 as their inclusion would have had an antidilutive effect. There were no stock options and unvested restricted stock awards excluded for the three months ended March 31, 2024.

14. Segment Information

The Company operates and manages its continuing operations business as a single segment for the purposes of assessing performance and making operating decisions. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers.

The chief operating decision maker (“CODM”) reviews net income, as reported in the condensed consolidated financial results from continuing operations, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The segment’s accounting policies are the same as those described in Note 2 - Summary of Significant Accounting Policies. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets.

15.     Related Parties

On March 9, 2022, Enrico Drago, then Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the IGT Board of Directors (the “Board”) up until May 14, 2024, was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company’s PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

On March 27, 2024, Enrico Drago’s synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role as a member of the Board following his resignation from the role of Chief Executive Officer of the PlayDigital business and the planned sale or other disposition of the PlayDigital business. At March 31, 2025, $0.4 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 1.7 years.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2024 Form 20-F.

The following discussion includes information for the three months ended March 31, 2025 and 2024. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including on page 4 under the heading “Forward-Looking Statements”, and in “Item 3.D. Risk Factors” included in the Company's 2024 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries and “Parent” refers to International Game Technology PLC.

Business Overview
IGT is a global leader in the supply of lottery solutions, delivering entertaining and responsible gaming experiences for players worldwide. Leveraging compelling content, continuous investment in innovation, player insights, deep industry expertise and leading-edge technology, the Company’s lottery solutions deliver gaming experiences that responsibly engage players and drive sustainable growth. The Company has a well-established local presence and relationships with governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. IGT Gaming, which is fully included in discontinued operations, provides innovative gaming technology products and services, including gaming systems, electronic gaming machines, iGaming, and sports betting. The Company is supported by central corporate support functions, including finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development.
On July 26, 2024, the Parent and Everi Holdings Inc. (“Everi”) entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”) in an all-cash transaction (the “Proposed Transaction”). Under the terms of the Transaction Agreements, the Parent will receive a purchase price before transaction costs and other customary closing adjustments of $4.05 billion in cash for IGT Gaming. Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise (the “Combined Company”). The Proposed Transaction, which is expected to be completed by the end of the third quarter of 2025, will be subject to the satisfaction of a number of customary closing conditions, including among others: (i) final approval by Everi stockholders, which was received on November 14, 2024; (ii) clearance of U.S. anti-trust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the waiting period having expired on November 20, 2024; and (iii) receipt of regulatory approvals from gaming regulators in jurisdictions where the Combined Company will operate.

The financial results of IGT Gaming have been reflected as discontinued operations in our condensed consolidated statements of operations and the assets and liabilities of IGT Gaming have been reflected as held for sale in our condensed consolidated balance sheets, for all periods presented. Accordingly, we report our results of continuing operations (i.e. what was formerly the Global Lottery segment) as a pure-play lottery business, representing the services and products we expect to continue to provide upon closing of the Proposed Transaction. Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, the tightening of monetary policy by central banks, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three months ended March 31, 2025. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events, as well as the evolving trade disputes involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations.

Critical Accounting Estimates
The Company’s condensed consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2024 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s condensed consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of 2025 and 2024

Revenues and Key Performance Indicators

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Operating and facilities management contracts, net	545	605	(61)	-10
Systems, software, and other	13	14	(1)	-7
Service revenue	557	619	(62)	-10

Product sales	26	42	(17)	-39

Total revenue	583	661	(78)	-12

Total revenue for the three months ended March 31, 2025 decreased $78 million primarily driven by a decrease in revenue from operating and facilities management contracts as a result of decreased LMA incentive revenues, higher U.S. multi-state jackpot activity in the prior period, as well as lower revenue from product sales as discussed in further detail below.

	For the three months ended March 31,
(% on a constant-currency basis)	2025	2024
Global same-store sales growth
Instant ticket & draw games	-0.1%	-0.2%
U.S. Multi-state jackpots	-46.1%	-0.8%
Total	-3.8%	-0.3%

U.S. same-store sales growth
Instant ticket & draw games	-1.3%	-2.6%
U.S. Multi-state jackpots	-46.1%	-0.8%
Total	-6.9%	-2.4%

Rest of world same-store sales growth
Instant ticket & draw games	+5.2%	+2.6%

Italy same-store sales growth
Instant ticket & draw games	-0.7%	+4.4%

Revenues: First Quarter 2025 Compared to First Quarter 2024
($ in millions)
661
(5)
(14)
(31)
(15)
595
(12)
583
2024
Instant ticket & Draw games
MSJP
Other Services
Product sales
Actual at PY FX
Currency
2025

Service revenue during the quarter declined, primarily due to a $32 million reduction in LMA incentive revenue, a component of Other Services, and a 46.1% drop in same-store sales for U.S. multi-state jackpot (“MSJP”) games (Mega Millions® and Powerball®) as the size of jackpots were lower in the quarter compared to the same period last year. Additionally, instant and draw game sales, excluding MSJP, decreased due to a 1.3% decline in same-store sales in the U.S., and a 0.7% decline in same-store sales in Italy.

The recognition of the LMA incentive shortfall in the quarter was triggered by the lack of significant MSJP activity during the first nine months of the LMA’s fiscal year and the current expectation of no significant MSJP activity in the next three months.

Product sales, including the impact of foreign currency, decreased $17 million, or 39%, from the same quarter last year mainly due to the non-recurrence of $13 million in sales to a Canadian customer for terminal and software deliveries, and $9 million in sales to customers in Europe and Asia primarily for central systems software upgrades. These decreases were partially offset by a $3 million increase in instant ticket printing operations, driven by existing customers.

Cost of Revenue

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Cost of services	305	304	1	—
Cost of product sales	22	26	(4)	-15

Cost of services for the three months ended March 31, 2025 increased by $1 million compared to the same period last year, driven by a 560 basis point rise in the cost of services as a percentage of service revenue, primarily due to a $5 million increase in depreciation and amortization from higher cost capitalization. This increase was partially offset by a $4 million reduction in point-of-sale consumables, while other expenses remained stable. Cost of product sales decreased by $4 million as compared to the same period last year, although the cost of product sales as a percentage of product sales increased, largely due to changes in the product mix.

Gross Margins

	For the three months ended March 31,		Change
			$ / Basis Points (“bps”)		%
($ in millions)	2025	2024
Gross margin
Service	252	315	(63)		-20
% of service revenue	45%	51%	(560)	bps
Product	4	17	(13)		-77
% of product sales	15%	39%	(2,440)	bps

Service gross margin as a percentage of service revenue for the three months ended March 31, 2025 decreased to 45% from 51% in the prior corresponding period. This decrease is mainly attributable to a reduction in service revenue, as discussed above, notably from LMA incentive revenues, which affect the revenue without a corresponding decrease in costs.

Gross margin on product sales for the three months ended March 31, 2025 decreased compared to the same period last year. This decline is primarily due to reduced product sales, as discussed above, and a less favorable product mix. Specifically, there was a decrease in higher-margin systems and software sales and an increase in lower-margin ticket printing sales.

Operating expenses

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Selling, general and administrative	104	102	2	+2
Selling, general and administrative expenses remained relatively stable compared to the same period last year.

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Research and development	11	11	—	+2
Research and development expenses remained stable compared to the same period last year.

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Other operating expense, net	3	—	3	—
Other operating expense, net increased primarily due to professional advisory fees and other costs related to rebranding of the Lottery business as part of the separation activities.

Operating Margins

	For the three months ended March 31,		Change
			$ / Basis Points (“bps”)		%
($ in millions)	2025	2024
Operating income	138	219	(80)		-37
Operating margin	24%	33%	(935)	bps

Operating margin decreased, primarily due to reduced service revenue, while service costs remained largely fixed. This was further impacted by the drop in product sales, as discussed above.

Non-operating expenses

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Interest expense, net	46	53	(8)	-14

Net interest expense decreased from the prior corresponding period, primarily due to lower borrowings on the Revolving Credit Facilities and a lower average balance in the Term Loan Facilities following payment of a January installment on the 2027 Facility, partially offset by the new senior facilities agreement entered into and utilized late in the quarter as described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 9. Debt”.

Foreign exchange loss (gain), net	33	(11)	44	> +200
Foreign exchange loss (gain), net principally relates to fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt, as well as foreign currency losses.
Other non-operating expense, net	4	4	—	-4
Other non-operating expense, net relates primarily to the Company’s interest in a lottery consortium in Brazil and certain costs of our factoring agreements.
Provision for income taxes	48	57	(9)	-17

The decrease in provision for income taxes was attributable to lower pre-tax income. The increase in the effective tax rate was primarily related to a $58 million increase in non-deductible foreign exchange losses in the Parent.

Income from discontinued operations

	For the three months ended March 31,
	2025	2024	Change
($ in millions)	$	$	$	%
Income from discontinued operations, net of tax	52	13	39	> +200

Discontinued operations reflects the income from the discontinued operations of the IGT Gaming business. IGT Gaming revenues for the three months ended March 31, 2025 decreased primarily due to a decline in product sales, with reductions in revenues from systems sales and lower gaming terminal sales. The increase in income from discontinued operations, net of tax is primarily due to lower depreciation and amortization while held for sale, more than offsetting the decreased revenues in the three month period ended. See “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale” elsewhere in this Form 6-K for additional detail.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the 12 months following the date of issuance of this report and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At March 31, 2025 and December 31, 2024, the Company's total available liquidity was as follows, respectively:

($ in millions)	March 31, 2025	December 31, 2024
Revolving Credit Facilities	1,519	1,364
Cash and cash equivalents	631	584
Total Liquidity	2,150	1,948

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At March 31, 2025, the borrowers were in compliance with such covenants.

Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 9. Debt” included herein for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At March 31, 2025 and December 31, 2024, approximately 28% and 25% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027 and September 2030.

The following table summarizes the Company’s U.S. Dollar equivalent cash and cash equivalent balances by currency:

	March 31, 2025		December 31, 2024
($ in millions)	$	%	$	%
Euros	359	57	296	51
U.S. dollars	142	22	182	31
Other currencies	130	21	105	18
Total Cash and cash equivalents	631	100	584	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $26 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations.

Cash Flow Summary

The following tables summarize the condensed consolidated statements of cash flows for the three months ended March 31, 2025 and 2024. A complete condensed consolidated statements of cash flows is provided in the condensed consolidated financial statements included herein.

Net cash provided by operating activities from continuing operations was $168 million in the first three months of 2025, compared with net cash provided of $65 million for the same period in 2024. The increase was primarily driven by the timing of tax and interest payments of $61 million, as well as a change in non-cash foreign exchange of $44 million; these increases were partially offset by changes of $23 million in deferred income taxes from the prior corresponding period. Within working capital, excluding the impact of tax and interest payments, changes in trade receivables favorably impacted cash flows by $96 million, primarily due to timing of receipts, while changes in trade payables unfavorably impacted cash flows by $29 million primarily due to timing of payments, in the first three months of 2025 compared to the prior year period.

Net cash used for investing activities in the first three months of 2025 was $78 million, compared with net cash used of $37 million in the first three months of 2024, principally due to a $42 million increase in capital expenditures, primarily for systems, equipment and other assets related to contracts.

Net cash provided by financing activities during the first three months of 2025 was $54 million, compared with net cash used of $253 million in the same period of 2024. The change was primarily due to a $283 million net increase as proceeds from debt exceeded payments in the first three months of 2025 compared to the same period in 2024 as a result of the 2030 Facilities Agreement referenced in Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 9. Debt.

Net cash provided by operating activities from discontinued operations was $55 million in the first three months of 2025 and 2024. Net cash used for investing activities was $39 million in the first three months of 2025, compared with $46 million for the same period in 2024. The change was primarily due to a $6 million decrease in capital expenditures. Net cash used by financing activities was $133 million in the first three months of 2025, compared with $9 million for the same period in 2024. Net cash used for financing activities primarily related to a $125 million payment on the Sony deferred license obligation.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended March 31,
($ in millions, except per share amounts)	2025	2024
Dividends paid/declared per share of common stock	$0.20	$0.20
Total dividends paid/declared	40	40

On May 8, 2025, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on June 12, 2025, to shareholders of record at the close of business on May 29, 2025.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2024 Form 20-F.

Item 4.      Controls and Procedures

There have been no changes in internal control over financial reporting during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on February 25, 2025. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.
Item 1A.    Risk Factors

There have been no material changes to the disclosure under “Part I, Item 3.D. Risk Factors” included in our 2024 Form 20-F.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Parent during the first quarter ended March 31, 2025.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Parent may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through March 31, 2025, the Parent has repurchased $156 million (6.9 million shares) under the Program.

At the Parent’s 2024 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to approximately 20 million of the Parent’s ordinary shares. This authority remains valid until November 13, 2025, unless previously revoked, varied, or renewed at the Parent’s 2025 annual general meeting. The Directors have laid before the shareholders at the May 13, 2025 annual general meeting a new proposed authority, replacing the 2024 authority, to purchase up to approximately 30 million of the Parent’s ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: May 13, 2025